20014035

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2019 (MM/DD/YY) AND ENDING 07/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ace Diversified Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Boulevard #213
(No. and Street)

San Gabriel	CA	91776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen — (626) 307-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank, Suite 120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynnwood Jen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ace Diversified Capital, Inc., as of July 31 ✓, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

California Jurat Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 9th day of SEPTEMBER, 2020, by LYNNWOOD JEAN, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LISA CHEN
Notary Public - California
Los Angeles County
Commission # 2157034
My Comm. Expires Jul 15, 2020

(Seal) Signature [signature]

Notary Commission Extended
Pursuant to Executive Order N-63-20

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Ace Diversified Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ace Diversified Capital, Inc. management. My responsibility is to express an opinion on Ace Diversified Capital, Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Ace Diversified Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Ace Diversified Capital, Inc.'s financial statements. The Supplemental Information is the responsibility of the Ace Diversified Capital, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Ace Diversified Capital, Inc. auditor since 2004.

Tarzana, California

September 8, 2020

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
For the Year Ended July 31, 2020

ASSETS

Cash	$	120,342
Commissions Receivable		48,979
Deposits with Clearing Organizations		51,012
Furniture and Equipment		
net of accumulated depreciation of $129,260		-
Officer Loan		51,878
Other Assets		11,182
Total Assets	$	283,393

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	2,719
SBA Loan		8,000
Income Tax Payable		5,765
Commissions Payable		34,000
Total Liabilities	$	50,484

STOCKHOLDERS' EQUITY

Common Stock, no par value, 55,000 shares		
authorized, issued, and outstanding	$	55,000
Additional Paid-in-Capital		376,650
Accumulated Deficit		(198,741)
Total Stockholders' Equity	$	232,909
Total Liabilities and Stockholders' Equity	$	283,393

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the Year Ended July 31, 2020

REVENUES		
Commissions	$	520,005
Revenue from Sale of Investment Company shares		58,153
Revenue from Sale of Insurance based products		13,977
Interest Income		7,518
Trading Profit (loss)		32,000
Fees earned		5,232
Total Revenues	$	636,885
EXPENSES		
Clearing Fees	$	78,955
Commissions		396,493
Legal and Professional Fees		18,858
Rent		22,150
Other Expenses		33,325
Total Expenses	$	549,781
NET INCOME BEFORE INCOME TAXES	$	87,104
LESS: INCOME TAX EXPENSES		(23,592)
NET INCOME	$	63,512

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Stockholders' Equity
For the Year Ended July 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, August 1, 2019	$ 55,000	$ 376,650	$ (262,253)	$ 169,397
Net Profit			63,512	63,512
Ending balance, July 31, 2020	$ 55,000	$ 376,650	$ (198,741)	$ 232,909

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the Year Ended July 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	63,512
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Commissions Receivable		(13,165)
Deposits with Clearing Organizations		(141)
Deferred Tax Asset		17,027
Officer Loan		(2,000)
Other Assets		740
Increase (decrease) in liabilities		
Accounts Payable		(33,584)
Commissions Payable		(10,000)
SBA Loan		8,000
Income Tax Payable		5,765
Total adjustments		(27,358)
Net cash provided by operating activities	$	36,154
Net increase in cash	$	36,154
Cash at beginning of year		84,188
Cash at end of year	$	120,342
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ace Diversified Capital, Inc. (the "Company") was incorporated in the state of California on July 31, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including equities, options, mutual funds, and variable annuities. The Company transacts business with its clients in primarily California, and secondarily overseas in Taiwan and China.

The Company clears its clients' accounts through another broker-dealer, Wedbush, Inc., on a fully disclosed basis. The Company maintains a clearing deposit at Wedbush, which was $51,012 on July 31, 2020.

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and the related commission income and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue Recognition

The Company recognizes commission revenue when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of July 31, 2020.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. 100% of the Company's revenues were generated in the State of California.

Note 2: INCOME TAXES

For the year ended July 31, 2020, the components of the Company's income tax benefit are as follows:

State Income Taxes (California)	$	7,453
Federal Income Tax		16,139
Total Income Tax Expenses	$	23,592

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At July 31, 2020, management did not believe any valuation allowances were necessary.

As of July 31, 2020, the Company has income taxes payable of $5,765.

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to examination by the taxing agencies for fiscal years ending July 31, 2017, 2018, 2019.

Note 3: SBA LOAN

During April 2020, in response to the economic impact of the COVID-19 pandemic, the Company applied for a loan under the Small Business Administration (SBA)'s Economic Injury Disaster Loan (EIDL) program. The EIDL program is designed to provide economic relief to businesses that are currently experiencing a temporary loss of revenue. The Company received a total of $8,000 which is subject to review by the SBA and may qualify for forgiveness. As of July 31, 2020, the loan remains under review and, correspondingly, the full amount of the loan is classified as a current liability on the balance sheet.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform Net Capital Rule (SEC Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but at July 31, 2020, the Company's net capital of $164,965 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness ($3,366) or $5,000, whichever is greater, by $159,965; and the Company's ratio of aggregate indebtedness of $50,484 to net capital was 0.31 to 1, which is less than the 15 to 1 maximum ratio requirement.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an outstanding note receivable from one of its shareholders. The note carries an interest rate of 4% and will mature on July 31, 2022. At July 31, 2020, the outstanding balance of the note was $51,878, of which $2,000 was accrued interest, and it is included in the statement of financial condition.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in San Gabriel, California, on a month to month basis. Rent expense for year ended July 31, 2020 was $22,150. The Company has a branch office in Los Angeles, California, for which it does not incur rent expense.

<u>ASU 2016-02: Leases</u>

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company's lease is month to month; therefore, no right-of-use asset is required.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

<u>Revenue Recognition – ASC 606</u>

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 on August 1, 2018 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are imposed on or concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company generates its revenue from the sale of securities products in the form of commissions, concessions and trail commissions. The Company's commission income is derived from transactions when the Company is engaged as an agent. The Company does not participate in net gains or losses from transactions acting as a principal or riskless principal.

The Company's revenue comprises security commissions on the sale of equities and options, the sale of investment company shares, and insurance based product revenue. Additionally, the Company earns margin interest income.

Security commission revenue represents the sale of over-the-counter stock, put and call option trades, unit investment trusts, and insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date.

Revenue from the sale of investment company shares consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Insurance product revenue represents the sale of variable insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns revenue from the management of variable annuity assets, which is recognized monthly, as earned, based on the average assets.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year-end July 31, 2020 through September 8, 2020, the date the financial statements were available to be issued, and has determined that no adjustments were necessary to the amounts reported in the financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

ACE DIVERSIFIED CAPITAL, INC.

Schedule I
Statement of Net Capital
For the Year Ended July 31, 2020

	Focus 07/31/2020	Audit 07/31/2020	Change
Stockholders' Equity, 07/31/2020	$ 253,701	$ 232,909	20,792
Less: Non-allowable Assets			
Officer Loan	49,878	51,878	(2,000)
Deferred Tax Assets	17,027	-	17,027
Other Assets	16,066	16,066	-
Tentative net capital	$ 170,730	$ 164,965	5,765
Haircuts:	-	-	-
NET CAPITAL	$ 170,730	$ 164,965	5,765
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000	5,000	-
Excess net capital	$ 165,730	$ 159,965	5,765
Aggregate indebtedness	$ 44,719	$ 50,483	(5,764)
Ratio of aggregate indebtedness to net capital	0.26:1	0.31:1	-

The differences between the audit and focus filed at 07/31/2020 caused by the interest on shareholder loan and the recording of income tax expense.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2020, which were agreed to by Ace Diversified Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ace Diversified Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ace Diversified Capital, Inc. management is responsible for the Ace Diversified Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2020, as applicable with the amounts reported in Form SIPC-7 for the year ended July 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 8, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 7/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-49555 FINRA JULY
ACE DIVERSIFIED CAPITAL, INC
923 E VALLEY BL. #213
SAN GABRIEL, CA 91776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LYNNWOOD JEN
6263078300

2. A. General Assessment (item 2e from page 2) $ 720.10
   B. Less payment made with SIPC-6 filed (exclude interest) (311 -)
      3/3/2020
      Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) Ø
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 409.10
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
      Total (must be same as F above) $ 409.10
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACE DIVERSIFIED CAPITAL, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of AUGUST, 2020.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1/2019
and ending 7/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 636,884 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	74861 -
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	78955 -
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep Fee Income (Deductions in excess of $100,000 require documentation)	3,000 -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	156816 -
2d. SIPC Net Operating Revenues	$ 480 068 -
2e. General Assessment @ .0015	$ 720.10

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1 Ace Diversified Capital, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Ace Diversified Capital, Inc. , stated that Ace Diversified Capital, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception Ace Diversified Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 8, 2020

Assertions Regarding Exemption Provisions

We, as members of management of Ace Diversified Capital Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting August 1, 2019 through July 31, 2020.

Ace Diversified Capital Inc.

By:

Jen, Lynnwood

(Jen, Lynnwood)

9-8-20